Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-224828

Supplementing the Preliminary Prospectus Supplement dated September 10, 2018 (to Prospectus dated

May 10, 2018)

AIR LEASE CORPORATION

$700,000,000 3.500% SENIOR NOTES DUE 2022

$500,000,000 4.625% SENIOR NOTES DUE 2028

PRICING TERM SHEET

DATE: SEPTEMBER 10, 2018

Issuer:	Air Lease Corporation

Title of Securities:	3.500% Senior Notes due 2022 (the “2022 notes”) 4.625% Senior Notes due 2028 (the “2028 notes” and, together with the 2022 notes, the “notes”)

Principal Amount:	$700,000,000 of 2022 notes $500,000,000 of 2028 notes

Net Proceeds (before expenses):	$1,182,220,000

Maturity Date:	2022 notes: January 15, 2022 2028 notes: October 1, 2028

Coupon:	2022 notes: 3.500% 2028 notes: 4.625%

Issue Price:	2022 notes: 99.290% of face amount 2028 notes: 98.718% of face amount

Benchmark Treasury:	2022 notes: 2.750% due August 15, 2021 2028 notes: 2.875% due August 15, 2028

Benchmark Treasury Spot / Yield:	2022 notes: 99-29 1⁄4 / 2.780% 2028 notes: 99-15 / 2.937%

Spread to Benchmark Treasury:	2022 notes: +95 basis points 2028 notes: +185 basis points

Yield to Maturity:	2022 notes: 3.730% 2028 notes: 4.787%

Interest Payment Dates:	2022 notes: January 15 and July 15, commencing January 15, 2019 (short first coupon) 2028 notes: April 1 and October 1, commencing April 1, 2019 (long first coupon)

Optional Redemption:

We may redeem the notes at our option, in whole or in part at any time and from time to time, on not less than 30 nor more than 60 days’ notice.

2022 notes: On any date prior to January 15, 2022, we may redeem the 2022 notes, at our option, in whole or in part at a redemption price equal to 100% of the aggregate principal amount of the 2022 notes plus an Applicable Premium, calculated using the applicable Treasury Rate plus 15 basis points, plus accrued and unpaid interest, if any, to the redemption date.

2028 notes: On any date prior to July 1, 2028, we may redeem the 2028 notes, at our option, in whole or in part at a redemption price equal to 100% of the aggregate principal amount of the 2028 notes plus an Applicable Premium, calculated using the applicable Treasury Rate plus 30 basis points, plus accrued and unpaid interest, if any, to the redemption date. On or after July 1, 2028, we may redeem the 2028 notes, at our option, in whole or in part at a redemption price equal to 100% of the aggregate principal amount of the 2028 notes plus accrued and unpaid interest, if any, to the redemption date.

Change of Control Repurchase Event:	Puttable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.

Use of Proceeds:	We currently intend to use the net proceeds of this offering for general corporate purposes, which may include, among other things, the purchase of commercial aircraft and the repayment of existing indebtedness. Affiliates of the underwriters may receive a portion of the net proceeds to the extent we use the net proceeds to repay indebtedness under which certain of the underwriters or their affiliates are lenders. Pending any specific application, we may temporarily invest funds in short-term investments, including marketable securities.

Trade Date:	September 10, 2018

Settlement Date:	T+5; September 17, 2018

CUSIP:	2022 notes: 00912XBE3 2028 notes: 00912XBF0

ISIN:	2022 notes: US00912XBE31 2028 notes: US00912XBF06

Denominations/Multiples:	$2,000 x $1,000

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Wells Fargo Securities, LLC

ABN AMRO Securities (USA) LLC

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Commonwealth Bank of Australia

Fifth Third Securities, Inc.

Goldman Sachs & Co. LLC

ICBC Standard Bank Plc

KeyBanc Capital Markets Inc.

Lloyds Securities Inc.

Loop Capital Markets LLC

Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Regions Securities LLC

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

Co-Managers:	Arab Banking Corporation B.S.C. Keefe, Bruyette & Woods, Inc.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: (i) J.P. Morgan Securities LLC at 383 Madison Ave., New York, New York 10179 or by calling collect at 1 (212) 834-4533; (ii) Mizuho Securities USA LLC, 320 Park Avenue, 12th Floor, New York, New York 10022 or by calling 1 (866) 271-7403; (iii) MUFG Securities Americas Inc., 1221 Avenue of the Americas, 6th Floor, New York, New York 10020 or by calling toll-free at 1 (877) 649-6848; or (iv) Wells Fargo Securities, LLC, 608 2nd Avenue South, Minneapolis, Minnesota 55402, Attn: WFS Customer Service, or by calling 1 (800) 645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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